AB UF 3-7-02



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ANGE COMMISSION
.C. 20549

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SEC MAIL
RECEIVED
PROCESSING
FEB 28 2002
354
WASH, DC
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52494

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Triangle Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Annapolis Drive
(No. and Street)

Raleigh	NC	27608
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph H. Scheib (919) 782-1200
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name — *if individual, state last, first, middle name*)

13116 South Western Avenue,	Blue Island,	Illinois	60406
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Joseph H. Scheib, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trianagle Securities, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE



Signature

Chief Financial Officer

Title

Dorothy Moravec
Notary Public-North Carolina
Wake County
My Commission Expires 4/18/06

Dorothy Moravec
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIANGLE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2001

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT


SEC MAIL PROCESSING
RECEIVED
FEB 28 2002
354
WASH, D.C.
SECTION

Members of
Triangle Securities, LLC

We have audited the accompanying statement of financial condition of Triangle Securities, LLC as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Triangle Securities, LLC as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
January 22, 2002

TRIANGLE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash and cash equivalents		$ 140,000
Receivable from brokers and dealers		82,060
Securities owned		1,677,001
Investment banking fees receivable		103,518
Customer list (net of accumulated amortization of $62,500)		1,437,500
Organization costs (net of accumulated amortization of $3,738)		10,913
Office furniture and equipment, at cost (net of accumulated depreciation of $7,843)		33,050
Other assets		53,524
TOTAL ASSETS		$ 3,537,566

LIABILITIES AND MEMBERS' CAPITAL

Liabilities		
Accounts payable, accrued expenses and other liabilities		$ 69,802
Commissions payable		14,335
Total Liabilities		$ 84,137
Members' Capital		
Class A members		
Capital contributed	$ 500,000	
Allocated losses	(346,571)	$ 153,429
Class B members		1,500,000
Class C members		1,800,000
Total Members' Capital		$ 3,453,429
TOTAL LIABILITIES AND MEMBERS' CAPITAL		$ 3,537,566

The accompanying notes are an integral part of this financial statement.

TRIANGLE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a limited liability company, was formed in the state of North Carolina on February 4, 2000 and will terminate on December 31, 2025. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is also a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities and the rendering of investment advice.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Securities - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Managers. The resulting difference between cost and market value (or fair value) is included in income.

Guaranteed Payments - Guaranteed payments to members of the Company are included in compensation and related benefits on the statement of income.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and those securities registered under the Investment Company Act of 1940, which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture & Equipment - Depreciation of office furniture and equipment is provided using the straight line method over five and seven year periods.

Organization Costs - Organization costs are being amortized over a sixty month period.

Customer List - The customer list is being amortized over a forty year period.

NOTE 2 - OTHER AGREEMENTS

Asset Management Agreement - On October 25, 2000 the Company entered into an agreement to provide asset management services for a five year period. Pursuant to the terms of the agreement the Company has agreed to pay the contra-party to the agreement $25,000 per year and has granted it the option to buy up to 125 of the Company's membership units at $2,000 per unit. The option is exercisable in 25 unit increments, which are subject to the total amount of assets placed under the Company's management by members of the contra-party. Either party may terminate the agreement after October 25, 2002 upon 90 days advance written notice to the other party. The contra-party is a member of the Company.

Consulting Agreement - In October, 2000 the Company entered into an agreement with an individual whereby that individual will provide consulting services to the Company. The term of the agreement is three years. Payments pursuant to this agreement total $100,000 during each of the three years.

Sales Representative Agreement - The Company has entered into agreements with registered representatives whereby if the representatives reach a certain sales production level, they will be able to participate in ownership of the Company. To date, no representative has reached this level of production.

NOTE 3 - RETIREMENT PLANS

The Company maintains a money purchase pension plan. Contributions to the plan equal 6% of eligible employees' compensation. This plan is integrated with social security. In addition the Company has a discretionary profit-sharing plan. Included in this plan is a provision under IRS Code Section 401(k) whereby participants may contribute to the plan and the Company may match any portion of the participant's contribution. Employees may become participants in both plans on the earlier of the first day of the plan year or the first day of the seventh month of the plan year after they have completed one year of service and have attained age 21. Contributions to the money purchase pension plan and profit sharing plan for the year ended December 31, 2001 were $48,855 and $0 respectively.

NOTE 4 - COMMITMENTS

Clearing Agreement - In August, 2000 the Company entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The initial term of the clearing agreement is three years and is automatically renewed for additional one year terms unless notification of termination by either party occurs. Under terms of the agreement the Company is required to maintain net capital, computed in accordance with SEC Rule 15c3-1, of $75,000 in excess of the minimum amount required and a $50,000 deposit with the Clearing Broker/dealer. The deposit is included in receivable from broker/dealers on the statement of financial condition. Also, included in the agreement are monthly minimum charges and termination fees to be paid by the Company if this agreement is terminated by the Company prior to the end of the initial term.

TRIANGLE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

NOTE 4 - COMMITMENTS (Continued)

Lease Commitment - Minimum annual rentals under noncancellable leases for office equipment which expire at various dates through June, 2005, exclusive of additional payments which may be required for certain increases in operation and maintenance costs, are as follows:

Year Ended December 31,	Amount
2002	$ 12,492
2003	10,956
2004	9,420
2005	4,253
Total	$ 37,121

Total lease payments made during the year ended December 31, 2001 were $18,553.

NOTE 5 – SECURITIES OWNED

Marketable securities owned consist of trading and investment securities at quoted market values as illustrated below:

Municipal Securities	$ 1,494,305
Federal Home Loan Bank Bonds	120,315
Federal Home Loan Mortgage Notes	19,581
	$ 1,634,201

Securities owned also consist of equity securities and warrants to purchase equity securities of a corporation that is not publicly traded. The Company's management has valued the equity securities and warrants at their original cost of $42,800.

NOTE 6 - INCOME TAXES

As a limited liability company the Company files as a partnership for federal income tax purposes. Income taxes are therefore the responsibility of the individual members of the Company.

NOTE 7 - MEMBERSHIP INTERESTS

The Company has three classes of membership interest: Series A Common Membership Interests; Series B Preferred Membership Interests; and Series C Convertible Preferred Membership Interests. According to the operating agreement dated September 20, 2000 the following are the rights, restrictions and privileges of each Membership Series:

Series A Common Membership Interests - 7,500 interests are authorized and 4,000 interests are issued and outstanding. Ownership is limited to officers, employees or consultants of the Company or holders of other classes of membership interests authorized and electing to convert their ownership to Class A Membership Interests.

Series B Preferred Membership Interests - 10,000 interests are authorized and 500 interests are issued and outstanding. The preferred return of this series is interest of 4% annually on the value of contributed capital. The 4% annual interest is only credited to the Member's capital account in years in which the Company has net income. However, any amounts not credited in loss years are cumulative to years where net income does occur. As of December 31, 2001 the preferred return on this series had a cumulative value of $100,000.

Series C Preferred Convertible Membership Interests - 1,500 interests are authorized and 900 interests are issued and outstanding. At the option of the holder, each membership interest is convertible into the same number of Series A Common Membership Interests. In addition, if certain conditions specified in the operating agreement occur, each Series C Preferred

NOTE 7 - MEMBERSHIP INTERESTS - (Continued)

Convertible Interest may automatically be converted into Series A Common Interests. This series of membership interest also has the right of first refusal to purchase its pro rata share of all membership interests sold by the Company. In addition, for a thirty-day period beginning on May 1, 2005 and on each May 1 thereafter, all Series C Preferred Convertible Interest may be redeemed by the Company for an amount and under the conditions specified in the operating agreement.

Voting Rights - All series of membership interest will be voted together as a single class and not as a separate class. Each Series C Member is entitled to the number of votes equal to the amount that the member would be entitled to cast if it had elected to convert its membership interest to a Series A Membership Interest. Each Series B Member has the same voting rights as Series C Members with the equivalent number of units.

Transferability of Membership Units - The transfer of each series of membership units are subject to restrictions which are contained in the operating agreement.

Other Items - Upon termination of the Company Series B and C Membership Interests will receive preference with respect to any unpaid Series B preferred 4% return and any unreturned capital contributions. Any increase in the number of authorized units of any class of membership interest, any amendment to the operating agreement, any creation of a new class or series of membership interest require the approval of a majority of membership interests voting together as a single class.

NOTE 8 - RELATED PARTIES

The Company is affiliated, through common ownership, with Triton/Annapolis LLC (T/A). T/A owns the building which the Company occupies. No written lease exists.

TRIANGLE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

NOTE 9 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2001 the Company's net capital and required net capital were $1,667,586 and $250,000 respectively. The ratio of aggregate indebtedness to net capital was 5%.

The Company's minimum net capital requirement is higher than that usually designated for introducing broker/dealers due to certain aspects of the procedures used to pay customers introduced by the Company to its clearing Broker/dealer. However, the Company has established procedures to comply with the k(1) and k(2)(ii) exemptions to the Customer Protection Rule (SEC Rule 15c3-3).

NOTE 10 - PRIOR-PERIOD ADJUSTMENT

Members capital at the beginning of 2001 has been adjusted to correct the amount of capital contributed during 2000.